(Excerpt Translation)


                                                              September 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2006 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the                                         3,609,997,492 shares
    preceding month

    Total number of shares changed during the                                                        0 shares
    Current Month

    (out of which, as a result of exercise of stock                                                (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                                                   (0 shares)

    Number of listed shares as of the end of the                                         3,609,997,492 shares
    Current Month

2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                                                 12,000 shares
    Current Month

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from                                          (12,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                                                JPY 35,496,000
    Month

    (out of which, aggregate amount of newly                                                          (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                                                (JPY 35,496,000)
    transferred from treasury shares)


3. Stock acquisition rights (2nd series) exercised


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
[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                                                 32,900 shares
    Current Month

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from                                          (32,900 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                                               JPY 102,516,400
    Month

    (out of which, aggregate amount of newly                                                          (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                                               (JPY 102,516,400)
    transferred fromtreasury shares)

4. Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                                                199,300 shares
    Current Month

    (out of which, number of newly issued shares)                                                  (0 shares)

    (out of which, number of shares transferred from                                         (199,300 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                                               JPY 905,021,300
    Month

    (out of which, aggregate amount of newly                                                          (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                                               (JPY 905,021,300)
    transferred from treasury shares)
